UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

REGENXBIO INC.

(Name of Issuer)

Common Stock

(Title of class of securities)

75901B 107

(CUSIP number)

September 16, 2015

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 75901B 107

1.	Name of Reporting Person: The Kiser 2012 Gift Trust
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: South Carolina
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power: 948,157
	6.	Shared Voting Power:
	7.	Sole Dispositive Power: 948,157
	8.	Shared Dispositive Power:
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,280,110
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
11.	Percent of Class Represented By Amount In Row (9): 9.0%
12.	Type of Reporting Person: OO

SCHEDULE 13G

CUSIP No. 75901B 107

1.	Name of Reporting Person: The John Daniel Kiser Revocable Trust U/A/D July 27, 2011
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: South Carolina
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power: 888,253
	6.	Shared Voting Power:
	7.	Sole Dispositive Power: 888,253
	8.	Shared Dispositive Power:
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,280,110
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
11.	Percent of Class Represented By Amount In Row (9): 9.0%
12.	Type of Reporting Person: OO

SCHEDULE 13G

CUSIP No. 75901B 107

1.	Name of Reporting Person: FoxKiser Holdings, LLC
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power:
	6.	Shared Voting Power: 443,700
	7.	Sole Dispositive Power:
	8.	Shared Dispositive Power: 443,700
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,280,110
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
11.	Percent of Class Represented By Amount In Row (9): 9.0%
12.	Type of Reporting Person: OO

Item 1.	(a) Name of Issuer:

REGENXBIO Inc.

(b)	Address of Issuer’s Principal Executive Offices:

9712 Medical Center Drive, Suite 100

Rockville, Maryland 20850

Item 2.	(a) Name of Person Filing:

The Kiser 2012 Gift Trust (the “Kiser Gift Trust”) is a South Carolina trust established for the benefit of John Daniel Kiser’s family. The John Daniel Kiser Revocable Trust U/A/D July 27, 2011 (“Kiser Revocable Trust”) is a South Carolina trust established for the benefit of Mr. Kiser’s family. FoxKiser Holdings, LLC (“FoxKiser Holdings”) is a Delaware limited liability company whose principal business is established to hold assets for Messrs. Fox and Kiser.

(b)	Address or Principal Business Office or, if none, Residence:

1701 Pennsylvania Ave. NW, Suite 900

Washington, DC 20006

(c)	Citizenship or Place of Organization:

Kiser Gift Trust and Kiser Revocable Trust: South Carolina. FoxKiser Holdings: Delaware.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

75901B 107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned

Kiser Gift Trust, Kiser Revocable Trust and FoxKiser Holdings	2,280,110

(b) Percent of Class

Kiser Gift Trust, Kiser Revocable Trust and FoxKiser Holdings	9.0%

(c)(i) Number of shares to which the person has sole power to vote or direct the vote

Kiser Gift Trust	948,157
Kiser Revocable Trust	888,253
FoxKiser Holdings	0

(c)(ii) Number of shares to which the person has shared power to vote or direct the vote

Kiser Gift Trust	0
Kiser Revocable Trust	0
FoxKiser Holdings	443,700

(c)(iii) Number of shares to which the person has sole power to dispose or direct the disposition of

Kiser Gift Trust	948,157
Kiser Revocable Trust	888,253
FoxKiser Holdings	0

(c)(iv) Number of shares to which the person has shared power to dispose or direct the disposition of

Kiser Gift Trust	0
Kiser Revocable Trust	0
FoxKiser Holdings	443,700

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2015

THE KISER 2012 GIFT TRUST

	By:	/s/ Allan M. Fox
Allan M. Fox, Trustee

THE JOHN DANIEL KISER REVOCABLE TRUST

	By:	/s/ John Daniel Kiser
John Daniel Kiser, Trustee

FOXKISER HOLDINGS, LLC

	By:	/s/ John Daniel Kiser
John Daniel Kiser, Member

Signature Page to Schedule 13G

Issuer: REGENXBIO Inc.

Exhibit 1

AGREEMENT REGARDING

THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i)	Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)	Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: September 25, 2015

THE KISER 2012 GIFT TRUST

	By:	/s/ Allan M. Fox
Allan M. Fox, Trustee

THE JOHN DANIEL KISER REVOCABLE TRUST

	By:	/s/ John Daniel Kiser
John Daniel Kiser, Trustee

FOXKISER HOLDINGS, LLC

	By:	/s/ John Daniel Kiser
John Daniel Kiser, Member